SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                         Commission File Number [      ]

                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q |_| Form N-SAR

For Period Ended:
January 31, 2000

                       |X| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR

                        For the Transition Period Ended:
                        --------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

NOT APPLICABLE
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PART I - REGISTRANT INFORMATION

Ci4net.com Inc.
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     Full Name of Registrant

11212 Trafalgar House, 11 Waterloo Place
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      Address of Principal Executive Office (Street and Number)

London SW1Y4AU
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      City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) |X| Yes |_| No

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|  (b)    The subject annual report, semi-annual report, transition report on
Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file the Annual Report (the "Report") on Form 10-K for Ci4net.com Inc.'s (the "Company") fiscal year ended January 31, 2000 ("Fiscal Year 2000") without unreasonable effort or expense due to the delays in gathering information from the Registrant's professional advisors for inclusion therein.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Scott Yarbrough                                        (212)   382-3300
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    (Name)                                       (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Explanation:

     The registrant's Form 10k for the fiscal year ended January 31, 2000 could not be filed within the prescribed time period because the registrant, a first time filer of Form 10k, has experienced unanticipated delays in the collection and compilation of certain information required for the preparation of Form 10k including financial information for the subsidiaries acquired by the registrant during the last fiscal year. Such delays could not be eliminated by the Registrant without unreasonable effort or expense.


Ci4Net.com Inc has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized on this 28th day of April, 2000.


                              CI4NET.COM INC.

By:
Name:  Lee Cole
Title: Secretary


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)
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